

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

April 6, 2010

<u>By U.S. Mail</u>

Mr. Mark D. Waltermire
Chief Financial Officer
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

   **Re: The Laclede Group, Inc. & Laclede Gas Company
     Form 10-K for the Fiscal Year Ended September 30, 2009
     Filed November 20, 2009
     File Nos. 1-16681 & 1-01882**

Dear Mr. Waltermire:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Andrew Mew
       Accounting Branch Chief